

## Josh Murray · 3rd

Manager / Producer at Gym Rat Films LLC - Actor at Independent Entertainment Professional

Los Angeles Metropolitan Area · 500+ connections ·

**Contact info**

**Gym Rat Films LLC**

**Terry Schrieber**

## Experience

### Manager / Producer
Gym Rat Films LLC · Full-time
Sep 2018 – Present · 2 yrs 4 mos
Los Angeles Metropolitan Area

Manager of Gym Rat Films LLC and lead producer of the feature film Gym Rat.

### Actor
Independent Entertainment Professional
2007 – Present · 13 yrs

Gym Rat - Lead

Inheritance - "Young Archer" Dir. Vaugn Stein (Starr. Lily Collins, Simon Pegg)

...see mor

## Education

### Terry Schrieber

2008 – 2009

## Skills & endorsements

### Film · 75

 Endorsed by **Brian Dragonuk and 6 others who are highly skilled at this**

### Acting · 74

 Endorsed by **Brian Dragonuk and 8 others who are highly skilled at this**

### Drama · 52

 Endorsed by **Brian Dragonuk, who is highly skilled at this**

**Show more** ⌄

## Recommendations

**Received (9)**   Given (2)



### Paul Munger
Writer/Producer/Director/Editor/DP at Watchman Pictures

May 16, 2019, Paul managed Josh directly

It was a distinct pleasure to direct Josh Murray on THE REL action movie. Josh is an extremely gifted actor. He was alw prepared, listened intently, and tackled every scene with an explosive energy. He knew both the script and his characte thoroughly and brought many great ideas about the r... See



### John David Ware
Writer/Director and Producer at "Final Frequency"

May 14, 2019, John David managed Josh directly

Josh is an intense artist who puts heart and soul into his wo His role in Final Frequency is nuanced and at times menacir (appropriately). A man of many talents, his prowess playing classical music on piano is something you really need to he

**Show more** ⌄

